UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)
☑ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009
☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File Number 000-24503
Whidbey Island Bank 401(k) Plan
WASHINGTON BANKING COMPANY
450 SW Bayshore Drive
Oak Harbor, Washington 98277

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer)

WHIDBEY ISLAND BANK 401(K) PLAN
Report of Independent Registered Public

Accounting Firm and Financial Statements with

Supplemental Information
Year Ended December 31, 2009 and 2008

REQUIRED INFORMATION
In lieu of the requirements of Items 1-3 of Form 11-K, and as permitted by Item 4 of Form 11-K, plan financial statements and schedules are being filed in accordance with the financial reporting requirements of ERISA.
WHIDBEY ISLAND BANK 401(K) PLAN

December 31, 2009 and 2008

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-10

Supplemental Schedules Required by the Department of Labor

Schedule H, Line 4(i) – Schedule of Assets (Held at Year End)	11
EX-23

Report of Independent Registered Public Accounting Firm
To the Administration Committee
Whidbey Island Bank 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Whidbey Island Bank 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Whidbey Island Bank 401(k) Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Moss Adams LLP

Everett, Washington
June 28, 2010

WHIDBEY ISLAND BANK 401(K) PLAN
Statement of Net Assets Available for Benefits
December 31, 2009 and 2008
ASSETS

	2009	2008
Assets
Investments	$10,298,289	$8,234,675
Participant loans	216,504	155,082

Total assets	10,514,793	8,389,757

Net Assets Available for Benefits	$10,514,793	$8,389,757

See accompanying notes to these financial statements.

WHIDBEY ISLAND BANK 401(K) PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

2009
Additions to Net Assets Attributed to:
Investment Income
Cash dividends on Company stock	$49,767
Interest on participant loans	10,366
Net appreciation in fair value of investments	2,151,951

Total investment income	2,212,084

Contributions
Employer	234,902
Participant
Salary deferral	859,651
Rollover	32,401

Total contributions	1,126,954

Total additions to net assets	3,339,038

Deductions From Net Assets Attributed to:
Benefits paid to participants	1,214,002

Total deductions from net assets	1,214,002

Net Increase in Net Assets Available for Benefits	2,125,036

Net Assets Available for Benefits, beginning of year	8,389,757

Net Assets Available for Benefits, end of year	$10,514,793

See accompanying notes to these financial statements.

WHIDBEY ISLAND BANK 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
Note 1 – Description of Plan
The following brief description of the Whidbey Island Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General – The Plan is a defined contribution plan, adopted January 1, 1993, to provide retirement and disability benefits to the employees of Whidbey Island Bank (the “Bank” and/or “Sponsor”) and Washington Funding Group, Inc., wholly owned subsidiaries of Washington Banking Company (the “Company”). Washington Funding Group, Inc., a wholesale mortgage real estate lending company (“WFG”), was a former subsidiary of the Company, which was a Washington State corporation formed in January 2003. The primary purpose of this subsidiary was to provide a loan-funding source for brokers of mortgage loans. The Company closed WFG’s operations effective June 30, 2004. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent amendments.
Employer Contributions – The Bank matches 50% of each participant’s elected contributions, up to 6% of their eligible compensation. At the discretion of the Bank’s Board of Directors, annual profit sharing contributions are also allocated to eligible employees based upon annual participant earnings. Employees become eligible to receive matching and profit sharing contributions as of January 1, or July 1 after completing one year of service. For eligibility purposes, an employee is deemed to have one year of service upon completing 1,000 hours of service. There were no profit sharing contributions made by the Bank for the year ended December 31, 2009.
Participant Elected Contributions – All employees age twenty-one or older may elect to contribute a portion of their compensation into the Plan on a tax-deferred basis. The participant’s contribution may not exceed limits established in the Internal Revenue Code. Employees are eligible to make contributions on the first day of the month following their hire date. Withheld amounts are deposited by the Bank into the Plan as soon as practicable, but no later than the 15th business day following the end of the month in which amounts are contributed by employees or withheld from their wages.
Participant Accounts – Separate accounts are maintained for each participant’s contributions and allocated share of Plan earnings, Bank contributions and forfeitures and Plan expenses.
Vesting – Participants are fully vested in their participant elected and employer-matching contributions at all times. For vesting of discretionary employer profit sharing contributions, an employee must complete 1,000 hours of service during a vesting computation period in order to receive credit for one year of service. Employer profit sharing contributions vest as follows: 1 year of service – 0%; 2 years – 20%; 3 years – 40%; 4 years – 60%; 5 years – 80%; 6 years – 100%. Participants become fully vested at the age of 65, upon the participant’s death or upon permanent disability.
Forfeitures – Forfeitures are the non-vested portion of a participant’s account that is lost upon termination of employment. Forfeitures are used to reduce the Plan sponsor’s matching contributions. For the year ending December 31, 2009, there was $1,567 in forfeitures.
Investment Options – The Plan’s trustees establish investment options including the Sponsor’s common stock, Washington Banking Company. Participants direct their contributions into any of the available investment options. The Plan does not require collateral or other security to support these financial instruments. Participants may change their investment options at any time.
Investment securities are exposed to various risks, such as interest rate, market, and credit risk. In addition, many of the Plan’s investments are, by their nature, concentrated in certain industry segments or investment types, which may create additional risks due to investment concentrations. It is reasonably possible, given the level of risk associated with investment securities that changes in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

WHIDBEY ISLAND BANK 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
Note 1 – Description of Plan (Continued)
Payment of Benefits – On retirement, death, disability or termination, a participant may elect to receive their vested account balance in a lump sum amount or monthly, quarterly, or annual installment payments over a fixed reasonable period not to exceed the life expectancy of the employee or the employee’s beneficiaries. With approval of the Sponsor, early withdrawals may be paid by the Plan to those employees experiencing a financial hardship as defined by the Plan.
Administrative Expenses – All administrative expenses of the Plan may be paid out of the Plan’s assets if the Sponsor does not pay the expenses directly. The Sponsor paid no expenses in 2009.
Plan Termination – Although it is currently the intent of the Bank to continue the Plan, the Bank may terminate the Plan upon giving 60 days notice to the Trustee. In the event of such discontinuance, the net assets of the Plan would be distributed to the participants in the proportion determined by their respective accounts. Upon termination, all participants’ accounts would become fully vested.
Loans – Participant loans are made at the discretion of the Plan administrator. Loans cannot exceed the lesser of 50% of the participant’s total vested account balance or $50,000. Loans are collateralized by participant account balances and bear interest at rates that range from 4.25% to 9.00%, which are commensurate with local prevailing rates. Principal and interest is paid ratably through payroll deductions.
Note 2 – Summary of Significant Accounting Policies
The following significant accounting policies were used to prepare the financial statements in accordance with generally accepted accounting principles:
Basis of Accounting – The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual method of accounting.
Use of Estimates – The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
FASB Codification – On July 1, 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) became the single authoritative source for nongovernmental U.S. generally accepted accounting principles (GAAP). The ASC supersedes all previous authoritative GAAP applicable to the Plan and is effective for interim and annual periods ended after September 15, 2009.
Investment Valuation and Income Recognition – On January 1, 2008, the Plan adopted authoritative guidance on fair value measurements. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.
As a result of the adoption of the authoritative guidance, the Plan classified its investments based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value (see Note 7). The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:
Basis of Fair Value Measurement
Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

WHIDBEY ISLAND BANK 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
Note 2 – Summary of Significant Accounting Policies (Continued)
Level 2 – Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Investment contracts held by the Plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Authoritative guidance requires the statements of net assets available for benefits present the fair value of the investments, as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.
The investments in fully benefit-responsive investment contracts are stated at contract value, which represents contributions, reinvested income, less any withdrawals and/or reserves plus accrued interest.
The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in the Sponsor’s common stock. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Net appreciation of mutual fund accounts includes interest, dividends, and realized and unrealized gains or losses.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Benefit Payments – Benefits are recorded when paid.
Subsequent Events – Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before financial statements are issued. The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements. The Plan’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before financial statements are issued.
The Plan has evaluated subsequent events through the date the financial statements were issued.
Federal Income Tax – The Plan had received a determination letter dated October 26, 1994 indicating that the Plan was qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

WHIDBEY ISLAND BANK 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
Note 3 –Investments
The following is a summary of investments other than participant loans at December 31, 2009 and 2008:

	2009		2008
	Fair Value		Fair Value
Investments at fair value as determined by quoted market price:
Washington Banking Company Common Stock	$2,874,307	*	$2,492,005	*
Guaranteed Income Fund	1,117,224	*	—
Rainer: Small & Mid Cap Equity Fund	793,745	*	686,817	*
Goldman Sachs Mid Cap Value Fund (A)	753,476	*	654,656	*
Growth Fund of America	691,188	*	468,997	*
AMER: Europacific Growth Fund	566,324	*	—
PIMCO TTL Retirement Fund	560,766	*	—
Eaton Vance Large Cap Value Fund (A)	385,175		—
Davis New York Venture Fund (A)	365,901		115,038
Baron Small Cap Fund	302,498		212,364
DWS Small Cap Value Fund (A)	301,881		235,540
Allianz NFJ Small Cap Value Fund (A)	298,303		—
Dreyfus Index: S&P 500 Index Fund	282,121		171,954
Allianz NFJ International Value Fund (A)	203,001		—
Fidelity Advance Government Income Fund	194,331		—
AIM Mid Cap Core Equity Fund (A)	170,342		115,375
Oppenheimer International Bond Fund (A)	163,340		—
Oppenheimer Real Estate Fund (A)	158,317		—
Oppenheimer Developing Markets Fund (A)	116,049		—
Stable Value Fund (A)	—		648,357	*
Fidelity Advance Diversified International Fund	—		419,717	*
MFS Research Bond Fund (A)	—		359,910
Highmark Diversified Money Market Fund	—		283,965
DFA International Government Fixed Income Fund	—		263,329
Dimensional U.S. Small Cap Value Fund	—		208,894
DFA U.S. Large Cap Value Fund	—		139,351
DFA U.S. Large Company Fund	—		127,668
HW Large Cap Value Fund (A)	—		127,483
DFA Two-Year Global Fixed Income Fund	—		120,424
DFA One-Year Fixed Income Fund	—		92,237
DFA International Value Fund	—		91,638
DFA Real Estate Securities Fund	—		79,764
DFA U.S. Micro Cap Fund	—		51,372
DFA Emerging Markets Value Fund I	—		35,550
DFA International Small Cap Value Fund	—		32,270

	$10,298,289		$8,234,675

*	Investment represents 5% or more of net assets available for benefits.

WHIDBEY ISLAND BANK 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
Note 3 –Investments (Continued)
During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2009
Investments at fair value as determined by quoted market price:
Shares of Bank common stock	$799,721
Registered investment companies	1,352,230

Net appreciation in fair value	$2,151,951

Investment Contracts – The Plan’s Guaranteed Income Fund is a fully benefit-responsive investment contract. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk or the contract issuer or otherwise. Crediting rates on the investment contract is based on a formula agreed upon with the issuer, but may not be less than 1.50%. Interest rates are reviewed on a semiannual basis for resetting.
The concept of a value other than Contract Value does not apply to the Plan’s Guaranteed Income Fund investment contract. Upon a discontinuance of the contract, the Contract Value would be paid no later than 90 days from the date the sponsor provides notice to discontinue. This contract’s operation is different than many other annuity products in the market by virtue of the fact that a Market Value (Fair Value) Adjustment does not apply upon discontinuance. There are not any specific securities in the general account that back the liabilities of this investment contract and it would be inappropriate to look to the market value of the securities within the insurer’s general account to determine a Fair Value. The Plan owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity contract.
This product is not a traditional GIC and therefore there are not any known cashflows that could be discounted. As a result, the Fair Value amount shown below is equal to the Contract Value.

	Average		Crediting		Investments	Adjustment
	Yield		Interest Rate		At	to Contract
	2009	2008	2009	2008	Fair Value	Value
Prudential Insurance Company
Guaranteed Income Fund	3.8%	N/A	3.8%	N/A	$1,117,224	$—
Note 4 – Party-in-Interest Transactions
The Plan invests in the common stock of Washington Banking Company and qualifies as a party-in-interest.
Note 5 – Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risk. In addition, many of the Plan’s investments are by their nature, concentrated in certain industry segments or investment types, which may create additional risks due to investment concentrations. It is reasonably possible, given the level of risk associated with investment securities, that changes in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

WHIDBEY ISLAND BANK 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
Note 6 – Plan Termination
Although it is currently the intent of the Bank to continue the Plan, the Bank may terminate the Plan upon giving 60 days notice to the trustees. In the event of such discontinuance, the net assets of the Plan would be distributed to the participants in the proportion determined by their respective accounts. Upon termination, all participants’ accounts would become fully vested.
Note 7 – Fair Value Measurements
The following table discloses by level the fair value hierarchy discussed in Note 2:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth funds	$1,787,431	$—	$—	$1,787,431
Value funds	1,738,835	—	—	1,738,835
International funds	1,048,714	—	—	1,048,714
Other funds	634,769	—	—	634,769
Fixed income funds	560,766	—	—	560,766
Blend funds	536,243		—	536,243

Total mutual funds	6,306,758	—	—	6,306,758

Common stocks – Financials	2,874,307	—	—	2,874,307
Guaranteed investment contract	—	1,117,224	—	1,117,224

Participant loans	—	—	216,504	216,504

Total assets at fair value	$9,181,065	$1,117,224	$216,504	$10,514,793

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth funds	$1,368,178	$—	$—	$1,368,178
Value funds	1,162,654	—	—	1,162,654
Other funds	799,012	—	—	799,012
Blend funds	644,993	—	—	644,993
Fixed income funds	572,571	—	—	572,571
International funds	546,905		—	546,905

Total mutual funds	5,094,313	—	—	5,094,313

Common stocks – Financials	2,492,005	—	—	2,492,005
Common collective trusts	—	648,357	—	648,357

Participant loans	—	—	155,082	155,082

Total assets at fair value	$7,586,318	$648,357	$155,082	$8,389,757

WHIDBEY ISLAND BANK 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
Note 7 – Fair Value Measurements (Continued)
The following table discloses the summary of changes in the fair value of the Plan’s level 3 investment assets:

Loans to
Participants
Balance, beginning of year	$155,082
Purchases, settlements and dispositions	61,422
Transfers in/out of level 3	—

Balance, end of year	$216,504

Supplemental Schedules Required
by the Department of Labor

WHIDBEY ISLAND BANK 401(K) PLAN
EIN Number 91-0726237
Plan Number 001
Schedule H, Line 4(i) – Schedule of Assets (Held at Year End)
December 31, 2009
Form 5500, Required Portions of Schedule H
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

(a)	(b)	(c)	(d)	(e)
	Issuer	Investment Description	Cost**	Current Value
*	Washington Banking Company	Common Stock, 240,729 shares	**	$2,874,307
	Prudential Insurance Company	GIC, 3.8% interest as of 12/31/09	**	1,117,224
	Rainer: Small & Mid Cap Equity Fund	Registered Investment Company	**	793,745
	Goldman Sachs Mid Cap Value Fund (A)	Registered Investment Company	**	753,476
	Growth Fund of America	Registered Investment Company	**	691,188
	AMER: Europacific Growth Fund	Registered Investment Company	**	566,324
	PIMCO TTL Retirement Fund	Registered Investment Company	**	560,766
	Eaton Vance Large Cap Value Fund (A)	Registered Investment Company	**	385,175
	Davis New York Venture Fund (A)	Registered Investment Company	**	365,901
	Baron Small Cap Fund	Registered Investment Company	**	302,498
	DWS Small Cap Value Fund (A)	Registered Investment Company	**	301,881
	Allianz NFJ Small Cap Value Fund (A)	Registered Investment Company	**	298,303
	Dreyfus Index: S&P 500 Index Fund	Registered Investment Company	**	282,121
	Allianz NFJ International Value Fund (A)	Registered Investment Company	**	203,001
	Fidelity Advance Government Income Fund	Registered Investment Company	**	194,331
	AIM Mid Cap Core Equity Fund (A)	Registered Investment Company	**	170,342
	Oppenheimer International Bond Fund (A)	Registered Investment Company	**	163,340
	Oppenheimer Real Estate Fund (A)	Registered Investment Company	**	158,317
	Oppenheimer Developing Markets Fund (A)	Registered Investment Company	**	116,049
*	Participant loans	Rates ranging from 4.250% to 9.00%, collateralized by participant’s vested equity accounts		216,504

*	Indicates party in interest

**	Historical cost information not required for participant directed accounts

WHIDBEY ISLAND BANK 401(K) PLAN
EIN Number 91-0726237
Plan Number 001
December 31, 2009
EXHIBITS
23 Consent of Independent Accountants
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee or other persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.
Date: June 28, 2010
WHIDBEY ISLAND BANK 401(K) PLAN

By	/s/ John L. Wagner
John L. Wagner, Trustee